UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
ADECOAGRO SA
(Name of Issuer)
Common Shares, par value $1.50 per share
(Title of Class of Securities)
L00849106
(CUSIP Number)
Grace Lee, c/o EMS Capital LP, 767 Fifth Ave., 46th Fl., New York, NY 10153 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EMS Capital LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    [   ]
(b)    [X]


3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

5.

SOLE VOTING POWER

10,073,000


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

10,073,000


8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,073,000


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    [   ]


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.64%


12.

TYPE OF REPORTING PERSON (see instructions)

OO



Item 1.

(a)
Name of Issuer
Adecoagro S.A. (the "Issuer")


(b)
Address of Issuer's Principal Executive Offices

Vertigo  Naos Building, 6, Rue Eugene Ruppert
L-2453, Luxembourg
Grand Duchy of Luxembourg


Item 2.

(a)
Name of Person Filing

EMS Capital LP


(b)
Address of the Principal Office or, if none, residence
767 Fifth Avenue, 46th Floor
New York, NY 10153


(c)
Citizenship
Delaware


(d)
Title of Class of Securities
Common Shares, par value $1.50 per share (the "Shares")


(e)
CUSIP Number
L00849106


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d)
[  ]
Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).


(e)
[X]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


(f)
[  ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);


(g)
[  ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);


(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)
[  ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:  10,073,000


(b)
Percent of class:  8.64 %


(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote  10,073,000

(ii)
Shared power to vote or to direct the vote  0

(iii)
Sole power to dispose or to direct the disposition of  10,073,000

(iv)
Shared power to dispose or to direct the disposition of  0


Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following     [  ]

Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The securities reported in this Schedule 13G, which are beneficially owned by EMS Capital LP, are wholly owned by its advisory client, EMS Opportunity Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company.

Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group.

Item 9 is not applicable.

Item 10.  Certification.

(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2019
Date

/s/ Grace Lee
Signature

Grace Lee, Authorized Signatory
Name/Title